

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 8, 2016

Via E-Mail
Mr. Michael J. Foster
Senior Vice President, General Counsel, and Secretary
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

> **Re:** **LSB Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2016**
> **File No. 333-212503**

Dear Mr. Foster:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request in connection with your Exhibit 10. 1 filed your Form 10-Q filed on May 4, 2016 incorporated by reference into your registration statement on Form S-1. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form S-1.

2. We note that you are registering up to 456,225 shares of common stock representing the participation rights value applicable to the Series E preferred stock. In order to register securities underlying the participation rights value applicable to the Series E

preferred stock, the private placement transaction involving the securities to be registered must have been completed and the investor must be at market risk at the time of filing of the resale registration statement. There may be no condition to the investor's obligation to purchase the securities underlying the participation rights value applicable to the Series E preferred stock that is within the investor's control or that the investor can cause not to be satisfied. Please provide us a detailed discussion and analysis to support the finding that the private placement transaction was completed at the time of filing of the resale registration statement. For guidance you may wish to refer to Securities Act Compliance and Disclosure Interpretation 139.11 available on the Commission's website. Please address what level of discretion the investor retains to receive the participation rights value in cash or common stock and whether the amount of common stock to be received is fixed or fluctuates according to market price.

Selling Stockholder, page 13

3. We note the disclosure that the selling stockholder is not a director, officer, or employee of yours or an affiliate of yours. Please also disclose the Item 507 of Regulation S-K information about any persons (entities or natural persons) who have control over the selling stockholder entity and who have had a material relationship with you or any of your predecessors or affiliates within the past three years. For guidance you may wish to refer to Regulation S-K Compliance and Disclosure Interpretation 140.02 available on the Commission's website.

4. Please tell us if the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Note that a broker-dealer and its affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any questions.

Very truly yours,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Robert L. Kimball, Esq.
        Vinson & Elkins L.L.P.
        2001 Ross Avenue, Suite 3700
        Dallas, TX 75201-2975